FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:      NAME AND ADDRESS OF COMPANY

Fronteer Gold Inc.
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

ITEM 2:      DATE OF MATERIAL CHANGE

November 2, 2010.

ITEM 3:      NEWS RELEASE

A news release was issued jointly by Fronteer Gold Inc. (TSX/NYSE Amex: FRG) ("Fronteer Gold") and AuEx Ventures, Inc. (TSX: XAU) ("AuEx") and disseminated through Marketwire on November 2, 2010 and was subsequently filed on SEDAR. A copy of the news release is attached as Exhibit "A" hereto.

ITEM 4:      SUMMARY OF MATERIAL CHANGE

On November 2, 2010, Fronteer Gold and AuEx jointly announced the completion of the acquisition of AuEx by Fronteer Gold. Fronteer Gold acquired all of the shares of AuEx pursuant to a court approved plan of arrangement.

ITEM 5:      FULL DESCRIPTION OF MATERIAL CHANGE

On November 2, 2010, Fronteer Gold and AuEx jointly announced the completion of the acquisition of AuEx by Fronteer Gold. Fronteer Gold acquired all of the shares of AuEx pursuant to a court approved plan of arrangement (the "Arrangement"). The transaction was overwhelmingly approved by over 99.95% of the AuEx shareholders who voted at an Annual and Special Meeting of Shareholders held on October 29, 2010. Fronteer Gold issued 29,761,291 common shares pursuant to the Arrangement.

Under the terms of the Arrangement, each former AuEx shareholder received 0.645 of a Fronteer Gold common share, Cdn$0.66 in cash, and 0.5 of a share in Renaissance Gold, Inc. ("RenGold"), a new exploration company, for each AuEx share held. RenGold holds all of AuEx's exploration assets outside of the Pequop District and has approximately Cdn$5.0 million in cash. Former AuEx shareholders now hold 18.6% of the issued and outstanding shares of Fronteer Gold on a fully diluted basis and 90.1% of the RenGold shares, while Fronteer Gold holds the remaining 9.9% of the RenGold shares. Further details are contained in the news release attached as Exhibit "A" hereto.

ITEM 6:       RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:        OMITTED INFORMATION

Not applicable

ITEM 8:        EXECUTIVE OFFICER

The name and business telephone number of the executive officer of Fronteer Gold who is knowledgeable about the material change and this report is:

Sean Tetzlaff
Chief Financial Officer and Corporate Secretary
(604) 632-4677

ITEM 9: DATE OF REPORT

November 2, 2010

by	s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer &
Corporate Secretary

EXHIBIT "A"

News Release

See attached.

NEWS RELEASE	November 2, 2010

FRONTEER GOLD COMPLETES ACQUISITION OF AUEX VENTURES

November 2, 2010 – Vancouver, British Columbia – Fronteer Gold Inc. (TSX/NYSE Amex: FRG) ("Fronteer Gold”) and AuEx Ventures, Inc. (TSX: XAU) (“AuEx”) jointly announce the completion of the acquisition of AuEx by Fronteer Gold. Fronteer Gold acquired all of the shares of AuEx pursuant to a court approved plan of arrangement (the "Arrangement"). The transaction was overwhelmingly approved by over 99.95% of AuEx shareholders who voted at an Annual and Special Meeting of Shareholders held on October 29, 2010. Fronteer Gold has issued 29,761,291 common shares pursuant to the Arrangement.

"We have consolidated ownership of our flagship Long Canyon asset and created a dominant position in the Pequops, Nevada's newest gold trend," says Mark O'Dea, Fronteer Gold President and CEO. "Long Canyon is a unique, high-quality gold project and Fronteer Gold will continue to aggressively grow the resource while advancing the project toward production. We remain well funded to develop our exciting suite of gold projects. We welcome AuEx shareholders as shareholders of Fronteer Gold, and look forward to our continued relationship with the AuEx team as a shareholder of Renaissance Gold."

Under the terms of the Arrangement, effective today, each former AuEx shareholder will receive 0.645 of a Fronteer Gold common share, Cdn$0.66 in cash, and 0.5 of a share in Renaissance Gold, Inc. ("RenGold"), a new exploration company, for each AuEx share held. RenGold holds all of AuEx's exploration assets outside of the Pequop District and has approximately Cdn$5.0 million in cash. Former AuEx shareholders now hold 18.6% of the issued and outstanding shares of Fronteer Gold on a fully-diluted basis and 90.1% of the RenGold shares, while Fronteer Gold holds the remaining 9.9% of the RenGold shares. The RenGold shares have been conditionally approved for listing on the TSX Venture Exchange under the symbol “REN”, subject to satisfaction of the requirements of the TSX Venture Exchange, and are expected to commence trading on November 4, 2010.

Former registered shareholders of AuEx will be required to submit their certificates and Letters of Transmittal to Equity Transfer & Trust Company and otherwise follow the instructions contained in AuEx’s management information circular dated September 28, 2010, in order to obtain certificates representing Fronteer Gold shares and RenGold shares received pursuant to the Arrangement.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our flagship Long Canyon project, and our Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term. For further information on Fronteer Gold visit www.fronteergold.com.

For more information, please contact:

Mark O'Dea, President & CEO

John Dorward, Vice President, Business Development

Phone 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergold.com

Forward-Looking Statements

Certain information in this press release, including any information as to the potential benefits of the Arrangement, the future activities of and developments related to Fronteer Gold after the Arrangement and the combined company after the proposed transaction, market position, and future financial or operating performance constitutes "forward-looking statements" under Canadian securities legislation which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon Fronteer Gold's and AuEx's reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political, and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause a change such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements, or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause Fronteer Gold's and AuEx's plans to change include: changes in demand for and price of gold and other commodities; currency fluctuations; changes or disruptions in the securities markets; legislative, political or economic developments in the United States or Canada; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of gold exploration and development; the risks involved in the exploration, development, and mining business; any other events that may occur in the future, as well as any other factors discussed in the section "Cautionary Note Regarding Forward-Looking Statements and Risks" in AuEx's Information Circular dated September 28, 2010, available on SEDAR at www.sedar.com. Fronteer Gold and AuEx disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.